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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 3)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated March 8, 1994 (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

The response to Item 8 is hereby amended and supplemented as follows.

  Litigation

     On or about March 7, 1994, a putative class action was filed in the Supreme Court of the State of New York, County of Nassau, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin Marietta Corporation ("Martin" or "Parent"): Croyden Associates, et al. v. Grumman Corp., et al., Index No. 94-005796. On or about March 8, 1994, a putative class action was filed in the Supreme Court of the State of New York, County of Nassau, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin: Allen M. Olender, et al. v. Grumman Corp., et al. On or about March 11, 1994, a putative class action was filed in the Supreme Court of the State of New York, County of Nassau, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin and the proposed Northrop transaction: John Mezzasalma v. Grumman Corp., et al., Index No. 94-006300.

     The defendants in the actions identified above are the Company, Martin and each of the directors of the Company. The lawsuits allege substantially similar causes of action of breaches of fiduciary duty against Grumman and the Board, and allege that Martin aided and abetted those breaches of duty. The actions seek, inter alia, to enjoin the proposed transactions with Martin on the grounds that the consideration to be paid is inadequate and unfair and that the Board has failed to maximize shareholder value, to rescind any transactions effectuated by defendants, and monetary damages.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /s/  RENSO L. CAPORALI
                                              Chairman of the Board and
                                            Chief Executive Officer

Date: March 14, 1994

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